EXHIBIT 99.1

Galapagos builds on strong profile of filgotinib in 7 presentations at ACR 2015

MECHELEN, Belgium, Nov. 8, 2015 (GLOBE NEWSWIRE) -- Galapagos NV (Euronext & NASDAQ: GLPG) announced today that it will present the full results from DARWIN 1 & 2 studies in rheumatoid arthritis, as well as other findings from research with filgotinib at the American College of Rheumatology (ACR) Annual Meeting in San Francisco, CA, from 8-10 November, 2015.  Below follows an overview of all oral and poster presentations; all dates and times are in US format and Pacific time zone.  Posters and slides will be posted to glpg.com on the day following the presentation session.

Oral Presentation, abstract #1048
Session: Rheumatoid Arthritis-Small Molecules, Biologics and Gene Therapy II: Small Molecular Targeted Therapies, Sunday, November 8, 2015; 4:30 PM - 6:00 PM
"Filgotinib (GLPG0634), an Oral JAK1 Selective Inhibitor Is Effective in Combination with Methotrexate in Patients with Active Rheumatoid Arthritis: Results from a Phase 2B Dose Ranging Study," Dr Rene Westhovens presenting
Over 12 weeks, filgotinib in combination with MTX demonstrated consistent efficacy on signs and symptoms of active RA with a rapid onset of action.  The safety profile was favorable and consistent with previous studies conducted in RA with filgotinib.

Oral Presentation, abstract #1049
Session: Rheumatoid Arthritis-Small Molecules, Biologics and Gene Therapy II: Small Molecular Targeted Therapies, Sunday, November 8, 2015; 4:30 PM - 6:00 PM
"Filgotinib (GLPG0634), an Oral JAK1 Selective Inhibitor Is Effective As Monotherapy in Patients with Active Rheumatoid Arthritis: Results from a Phase 2B Dose Ranging Study," Dr Arthur Kavanaugh presenting
Over 12 weeks, filgotinib as monotherapy demonstrated clear efficacy in treating the signs and symptoms of active RA with a rapid onset of action.  Overall safety profile was favorable and consistent with previous studies conducted in RA with filgotinib.

Poster presentation, abstract #1663
Session: Rheumatoid Arthritis - Small Molecules, Biologics and Gene Therapy Poster II, Monday, November 9, 2015; 9:00 AM - 11:00 AM
"Influence of Age and Renal Impairment on Pharmacokinetics of Filgotinib (GLPG0634), a Selective JAK1 Inhibitor"
Higher age and mild to moderate impairment of renal function has a limited impact on the PK of filgotinib.  In severe renal impairment, the exposure to filgotinib's active metabolite is elevated, consistent with its renal elimination pathway.  This was not associated with safety signals in these Phase 1 studies.

Poster presentation, abstract #1681
Session: Rheumatoid Arthritis - Small Molecules, Biologics and Gene Therapy Poster II,  Monday, November 9, 2015; 9:00 AM - 11:00 AM
"4-Week Treatment of Rheumatoid Arthritis Patients with the JAK1-Selective Inhibitor Filgotinib (GLPG0634) Changes Lipid Profile with a Preferential Increase in HDL"
In RA patients treated for four weeks with filgotinib, the lipid profile changed, with a preferential increase in HDL, leading to an improvement in atherogenic index observed at 150 and 300 mg once-daily doses.

Poster presentation, abstract #1680
Session: Rheumatoid Arthritis - Small Molecules, Biologics and Gene Therapy Poster II,  Monday, November 9, 2015; 9:00 AM - 11:00 AM
"Selective JAK1 Inhibition with Filgotinib (GLPG0634) Decreases Plasma Markers of Inflammation and Joint Damage in Patients with Rheumatoid Arthritis"
Treatment with filgotinib for four weeks in RA patients led to reductions in relevant inflammation biomarkers, indicating that JAK1 inhibition is sufficient to address inflammation in RA patients.

Poster presentation, abstract #2763
Session: Rheumatoid Arthritis - Small Molecules, Biologics and Gene Therapy Poster III, Tuesday, November 10, 2015; 9:00 AM - 11:00 AM
"Filgotinib (GLPG0634), a Selective JAK1 Inhibitor, Shows Similar Pharmacokinetics and Pharmacodynamics Profiles in Japanese and Caucasian Healthy Volunteers"
Filgotinib showed comparable PK, PD and safety profiles in Japanese and Caucasian healthy volunteers.  The similarity in the PK and PD response suggests that there are no relevant differences among the groups in drug metabolism or selective inhibition of JAK1.  These data support that filgotinib may be administered at similar doses in Japanese and Caucasian RA patients.

Poster presentation, abstract #2781
Session: Rheumatoid Arthritis - Small Molecules, Biologics and Gene Therapy Poster III,  Tuesday, November 10, 2015; 9:00 AM - 11:00 AM
"Absence of Effects of Filgotinib on Erythrocytes, CD8+ and NK Cells in Rheumatoid Arthritis Patients Brings Further Evidence for the JAK1 Selectivity of Filgotinib"
In RA patients treated for 4 weeks with filgotinib, the absence of effects on numerous immune system factors and the improvement seen in hemoglobin demonstrated the high degree of selectivity for JAK1 of filgotinib in RA patients.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action, with a pipeline comprising three Phase 2 programs, two Phase 1 trials, five pre-clinical studies, and 20 discovery small-molecule and antibody programs in cystic fibrosis, inflammation, and other indications.  Filgotinib is an orally-available, selective inhibitor of JAK1 for the treatment of rheumatoid arthritis and potentially other inflammatory diseases. Galapagos has reported good activity and a favorable safety profile in both the DARWIN 1 and 2 trials in RA.  Galapagos is  preparing to enter Phase 3 studies in RA and to report Phase 2 topline results with filgotinib in Phase 2 in Crohn's disease.  In the field of cystic fibrosis, AbbVie and Galapagos collaborate to develop and commercialize molecules that address mutations in the CFTR gene.  Potentiator GLPG1837 is expected to enter Phase 2 by end 2015, corrector GLPG2222 is expected to enter Phase 1 by end 2015, and C2 corrector GLPG2665 is expected to enter Phase 1 by mid 2016. GLPG1205, a first-in-class inhibitor of GPR84 and fully-owned by Galapagos, will report topline results in Q1 2016 from a Phase 2 proof-of-concept trial in ulcerative colitis patients. GLPG1690, a fully proprietary, first-in-class inhibitor of autotaxin, has shown favorable safety in a Phase 1 trial and is expected to enter Phase 2 in idiopathic pulmonary fibrosis.  The Galapagos Group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More info at www.glpg.com

CONTACT

Galapagos NV

Investors:
Elizabeth Goodwin, VP IR & Corporate Communications
Cell: +1 781 460 1784
ir@glpg.com

Media inquiries:
Evelyn Fox, Director Communications
Tel: +31 6 53 591 999
communications@glpg.com

Galapagos forward-looking statements
This release may contain forward-looking statements, including statements regarding the promising nature of the results with filgotinib and the potential implications of these results for the future risk-benefit profile of filgotinib.  Galapagos cautions the reader that forward-looking statements are not guarantees of future performance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements.  In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs in rheumatoid arthritis and Crohn's disease may not support registration or further development of filgotinib due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties, and estimating the commercial potential of Galapagos' product candidates.  A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filing and reports, including in Galapagos' prospectus filed with the SEC on 14 May 2015 and future filings and reports filed by the company with the SEC.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.  These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

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